













Jim Higdon · 3rd

Co-founder at Cornbread Hemp Co

Louisville, Kentucky · 500+ connections · Contact info

Cornbread Hemp Co

Columbia University Graduate School of..

Featured

Is hemp a vital resource in a time of crisis? In 1950, Congress envisioned what would...

Essential Critical Infrastructure Workers
CISA

Is hemp a vital resource in a time of crisis?
cornbreadhemp.com

5 · 2 Comments

How is Cornbread Hemp Responding to Coronavirus?
cornbreadhemp.com

6 · 1 Comment

9

Experience

Co-founder
Cornbread Hemp Co

Jan 2019 – Present · 1 yr 4 mos
Louisville, Kentucky Area

Visit us at CornbreadHemp.com and follow us on Instagram: @CornbreadHemp.


cornbread_logo.jpg

Author
THE NEARLY FORGOTTEN HISTORY OF PORTLAND, KENTUCKY
Dec 2018 – Present · 1 yr 5 mos
Louisville, Kentucky Area

A narrative history of Louisville's most important neighborhood, starring Daniel Boone, Henry Clay, Lewis & Clark, John James Audubon, Abraham Lincoln, Charles Dickens, and Mark Twain.


The Nearly Forgotten History of Portland,...

President
Brown Alumni Club of Kentucky
Feb 2015 – Present · 5 yrs 3 mos
Louisville, Kentucky Area

As president of the local chapter of the Brown Alumni Club, it's my job to help coordinate with Brown alums in the area, employed in the medical, legal, academic, non-profit and creative fields, to provide them with networking and continued education opportunities.

...see mor

Freelance Journalist
Self employed
Jan 2014 – Present · 6 yrs 4 mos
Louisville, Kentucky Area

I cover drug policy and Kentucky news for POLITICO Magazine and the Washington Post.


freelancer
POLITICO
2015 – Present · 5 yrs


Why 2019 Could Be Marijuana's Biggest...

Show 5 more experiences ⌄

Education



Columbia University - Graduate School of Journalism
MS, book writing and multi-media reporting
2004 – 2005



Brown University
MFA, Writing
1998 – 2000



Centre College
BA, English and studio art
1994 – 1998
Activities and Societies: semester abroad: London.

Show 1 more education ⌄



